



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Office of International Corporate Finance
Mail Stop 3-2

File No. 82-812

Please find enclosed the following press release from Atlas Copco AB, each marked with the above stated number:

- The Board of Directors' proposal for a share split and redemption procedure.
- Brock comments on Atlas Copco's Q4 results 2004
- Strong order growth in Q4 – proposed split and distribution to shareholders of MSEK 6 078

Stockholm, Sweden, February 2, 2005

Atlas Copco AB
Group Communications

Marie Zackrisson

Sent by DHL 477 1690 066



Press Release from the Atlas Copco Group

For further information please contact:
Hans Ola Meyer, Chief Financial Officer
+46 (0)8 743 8292 or +46 (0)70 588 8292
Annika Berglund, Senior Vice President Communications
+46 (0)8 743 8070 or +46 (0)70 322 8070



The Board of Directors' proposal for a share split and redemption procedure

Stockholm, Sweden, February 2, 2005: The financial position of the Group is strong due to a number of years with strong cash flow performance and the recent disposal of the professional electric tools business for a total price of MSEK 4 705. It is the Board of Directors' opinion that the Group's current financial position is more than adequate to support the Group's strategy and financial targets.

In order to adjust the Group's balance sheet to a more efficient structure, the Board of Directors proposes to the Annual General Meeting a share redemption procedure, whereby every share is split into 3 ordinary shares and 1 redemption share. The redemption share is then automatically redeemed at SEK 20.00 per share. This corresponds to a total of MSEK 4 192. Combined with the proposed dividend of SEK 9.00 per share, shareholders will receive MSEK 6 078

The redemption is subject to approval at the Annual General Meeting 2005 on the following:
- The articles of association are amended. The nominal value of each share is reduced to SEK 1.25. Redeemable C shares are introduced.
- Reduction of the share capital through redemption of 139 899 016 A shares and 69 703 168 B shares, and reduction of the share premium reserve.
- A directed issue of new C shares to a bank in order to speed up the redemption procedure.
- Reduction of the company's share capital through redemption of all C shares, subject to court approval.

Trading in the redemption shares is estimated to take place on Stockholmsbörsen on May 17 – June 7, 2005, after which the redemption shares will automatically be redeemed. The payment of the redemption price is estimated to be made around June 15, 2005

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2004, the Group had revenues of approximately BSEK 49, with 98% of revenues outside Sweden, and about 27 000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, industrial tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC, and CP. More information can be found on www.atlascopco-group.com.



Press Release from the Atlas Copco Group

For further information please contact:
Mattias Olsson, Investor Relations Manager
+46 (0)8 743 8291 or +46 (0)70 518 8291
Annika Berglund, Senior Vice President Communications
+46 (0)8 743 8070 or +46 (0)70 322 8070



Brock comments on Atlas Copco's Q4 results 2004

Stockholm, Sweden, February 2, 2005: Today, Atlas Copco reported its fourth quarter results. Gunnar Brock, President and CEO comments, *"The Group achieved a double-digit growth rate in all geographical regions. We have improved our market presence; both product sales and the aftermarket business have developed very favorably."*

In the fourth quarter, orders received increased 18% to MSEK 13 124 (11 141) corresponding to a volume growth of 12%. Revenues increased 13%, 8% in volume to MSEK 12 957 (11 473). The operating margin increased to 14.0% (12.8). Profit after financial items improved 31% to MSEK 1 804 (1 377), a margin of 13.9% (12.0).

"All three industrial business areas reported strong results, and Rental Service had yet another quarter with a striking performance; it had the highest fleet utilization ever and continued rental rate increases."

In line with the strategy, Atlas Copco has in 2004 continued to acquire companies which are close to the core business: Guimerá, Spain; Ingersoll-Rand Drilling Solutions, USA; QQPMC, China; Baker Hughes Mining Tools, USA; Rotex, Finland; and Kolfor Plant, Great Britain. *"The acquired units performed well and they contributed strongly to the results in the quarter. This is a result of the solid integration process and the prevailing good demand."*

Thanks to the Group's strong financial position, the Board of Atlas Copco AB proposes to the AGM a distribution of MSEK 6 078 to the shareholders. *"Our ambitions and capabilities to grow and improve the Group's performance will remain strong."*

The demand for Atlas Copco's products and services is expected to remain at current high level during the beginning of 2005. *"Demand from manufacturing and process industries is expected to be stable at the current favorable level in North America and Europe. Demand from those customer segments in Asia is expected to grow. Activity in the construction industry is expected to increase modestly in North America and in most developing countries, while the demand in Europe remains relatively weak. Demand from the mining industry is expected to remain strong."*

2004 summary: In full-year 2004, revenue volume increased 8% to MSEK 48 654 (44 619). The operating profit margin was 13.8% (11.9). Profit after financial items was up 30% to MSEK 6 380 (4 913). Earnings per share reached SEK 20.30 (15.62).

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2004, the Group had revenues of approximately BSEK 49, with 98% of revenues outside Sweden, and about 27 000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, industrial tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC, and CP. More information can be found on www.atlascopco-group.com.

Atlas Copco

Press Release from the Atlas Copco Group

February 2, 2005

Atlas Copco

Report on Q4 and full-year 2004 summary

(unaudited)

Strong order growth in Q4 – proposed split and distribution to shareholders of MSEK 6 078

- **Order received up 18%, corresponding to volume growth of 12%.**
- **Revenues reached MSEK 12 957 (11 473), up 8% in volume.**
- **Operating profit margin increased to 14.0% (12.8).**
- **Profit after financial items increased 31% to MSEK 1 804 (1 377)**
- **Net profit increased to MSEK 1 192 (937) and earnings per share to SEK 5.69 (4.47).**
- **Operating cash flow totaled MSEK 1 198 (1 292).**
- **Proposed 4:1 split and distribution to shareholders of SEK 29.00 per share through**
  - annual dividend for 2004, SEK 9.00 (7.50) per share and
  - extra distribution of SEK 20.00 per share through mandatory redemption.
- **The electric tools business divested on January 3, 2005 for a total price of MSEK 4 705.**

Note: All comparative figures are for the fourth quarter of 2003, unless otherwise stated.

	Oct. – Dec.		Change	Jan. – Dec.		Change
MSEK	2004	2003	%	2004	2003	%
Orders received	**13 124**	**11 141**	**+18**	50 160	45 149	+11
Revenues	**12 957**	**11 473**	**+13**	48 654	44 619	+9
Operating profit	**1 808**	**1 463**	**+24**	6 700	5 310	+26
- as a percentage of revenues	***14.0***	***12.8***		*13.8*	*11.9*	
Profit after financial items	**1 804**	**1 377**	**+31**	6 380	4 913	+30
- as a percentage of revenues	***13.9***	***12.0***		*13.1*	*11.0*	
Net profit	**1 192**	**937**	**+27**	4 254	3 274	+30
Earnings per share, SEK	**5.69**	**4.47**	**+27**	20.30	15.62	+30
Equity capital per share, SEK	**107**	**101**				
Return on capital employed (12-month value), %	**21**	**17**				
Items affecting comparability						
Change of hedging policy	***-140***			*-140*		
Restructuring costs	***-23***	***-15***		*-58*	*-54*	
One-time gain in financial items	***+135***			*+135*		

Near-term demand outlook

The demand for Atlas Copco's products and services is expected to remain at current high level during the beginning of 2005.

Demand from manufacturing and process industries is expected to be stable at the current favorable level in North America and Europe. Demand from those customer segments in Asia is expected to grow. Activity in the construction industry is expected to increase modestly in North America and in most developing countries, while the demand in Europe remains relatively weak. Demand from the mining industry is expected to remain strong.



Atlas Copco Group

Summary of full year 2004 results

Orders received by the Atlas Copco Group in 2004 increased 11%, to MSEK 50 160 (45 149). Volume for comparable units increased 10%, price increases added 2% and structural changes 5%, while the negative currency translation effect was 5%. Revenues increased 9%, to MSEK 48 654 (44 619), corresponding to 8% volume growth.

The Group's operating profit increased 26% to a record MSEK 6 700 (5 310), corresponding to a margin of 13.8% (11.9). The negative impact of changes in exchange rates during 2004 compared with the previous year was approximately MSEK 745 for the operations. In addition, Corporate was affected negatively by MSEK 140, which is related to this year's changes in the Group's hedging policy (see page 3 "Earnings and profitability" for more details).

Financial items totaled MSEK -320 (-397), including a net one-time gain of MSEK 135. Profit after financial items amounted to MSEK 6 380 (4 913), up 30% and corresponding to a margin of 13.1% (11.0). Net profit totaled MSEK 4 254 (3 274), or SEK 20.30 (15.62) per share.

Operating cash flow before acquisitions and dividends equaled MSEK 4 503 (5 609).

Dividend

The Board of Directors proposes to the Annual General Meeting that a dividend of SEK 9.00 (7.50) per share be paid for the 2004 fiscal year. This corresponds to a total of MSEK 1 886 (1 572).

Mandatory redemption of shares

The financial position of the Group is strong due to a number of years with strong cash flow performance and the recent disposal of the professional electric tools business for a total price of MSEK 4 705. It is the Board of Directors' opinion that the Group's current financial position is more than adequate to support the Group's strategy and financial targets.

In order to adjust the Group's balance sheet to a more efficient structure, the Board of Directors proposes to the Annual General Meeting a share redemption procedure, whereby every share is split into 3 ordinary shares and 1 redemption share. The redemption share is then redeemed at SEK 20.00 per share. This corresponds to a total of MSEK 4 192. Combined with the proposed dividend, shareholders will receive MSEK 6 078

The redemption is subject to approval at the Annual General Meeting 2005 on the following:

- The articles of association are amended. The nominal value of each share is reduced to SEK 1.25.
- Reduction of the share capital through redemption of 139 899 016 A shares and 69 703 168 B shares, and reduction of the share premium reserve.
- A directed issue of new C shares to a bank in order to speed up the redemption procedure.

The payment of the redemption price is estimated to be made around June 15, 2005.

Review of fourth quarter

Market development

Demand for the Group's products and services in **North America** improved. The demand from the mining industry was strong and sales of loading equipment, drill rigs and related service and aftermarket increased. Improved demand from manufacturing and process industries for new equipment and aftermarket products was also noted, positively affecting both investment and production related equipment and services. The non-residential construction segment improved slightly, which benefited the demand for rental services. The other construction segments; residential building and infrastructure, also developed favorably.

The demand in **South America** continued to be strong. The mining industry continued to invest in new equipment and strong growth was recorded in this area. Good demand for compressors, industrial tools and related aftermarket was recorded from the manufacturing and process industries.

In **Europe**, the demand for the Group's products and services improved. The manufacturing and process industries increased investments in compressors and industrial tools. Good demand development was seen in Eastern Europe, Spain, Germany and Great Britain, while Italy continued to be relatively weak. Overall demand for construction and mining equipment was very strong in Eastern Europe, but recorded only moderate improvement in Western Europe. The demand for professional electric tools was weak.

Africa/Middle East developed positively and growth was recorded in all major markets. Demand from the manufacturing and process industries was strong throughout the region while

the demand for equipment from the construction and mining industries was mixed.

The overall demand continued to improve in **Asia**, but at a slower rate than in previous quarters. Demand for standard industrial compressors and industrial tools continued to be robust. The demand for large industrial and construction equipment, however, was negatively affected by the decreased number of large projects in China. India and Japan showed the strongest performance in the region.

Australia had another quarter of positive development, primarily as a result of good demand from the mining industry.

Orders and revenues

	October - December	
MSEK	Orders Received	Revenues
2003	11 141	11 473
Structural change, %	+9	+7
Currency, %	-6	-5
Price, %	+3	+3
Volume, %	+12	+8
Total, %	+18	+13
2004	13 124	12 957

Geographic distribution of orders received

%, last 12 months	December 2004	December 2003
North America	40	42
South America	4	3
Europe	35	35
Africa/Middle East	6	6
Asia/Australia	15	14
	100	100

Earnings and profitability

Operating profit increased 24% to MSEK 1 808 (1 463) corresponding to an operating margin of 14.0% (12.8). The improvement was spread over all business areas and resulted from higher revenue volume, price increases and efficiency gains. This more than offset the negative effects from cost increases on certain production material. The operating profit included MSEK 23 (15) in restructuring costs in the Construction and Mining Technique business area.

Unfavorable changes in exchange rates, compared to previous year, affected the operating profit in the business areas negatively by about MSEK 170. In addition, Corporate was affected negatively by MSEK 140, which is related to this year's changes in the Group's hedging policy. The policy change includes hedging through options instead of forward contracts and had the effect that the USD depreciation in the quarter affected Group results immediately, whereas previous policy would have delayed this negative effect into 2005. The purchased currency options give down-side protection throughout 2005 and unlimited upside potential in the event of a change to more favorable exchange rates.

Net financial items were MSEK -4 (-86). The amortization of certain loans and closing of derivative instruments, primarily related to an extension of the Group's average interest rate period, gave a net one-time gain of MSEK 135. Excluding this gain, the interest costs increased compared to previous year, mainly due to higher interest on pension liabilities and somewhat higher USD interest rates.

Profit after financial items improved 31%, to MSEK 1 804 (1 377), to a margin of 13.9% (12.0). Net profit after taxes totaled MSEK 1 192 (937) or SEK 5.69 (4.47) per share.

The return on capital employed during the 12 months to December 31, 2004, increased to 21% (17), and the return on shareholders' equity 20% (16). The Group currently uses a weighted average cost of capital (WACC) of 7.9% (pre-tax equivalent approximately 12%), as an investment and overall performance benchmark.

Revenues and earnings for the Group, excluding discontinued operations

Revenues, excluding the professional electric tool business, which was sold on January 3, 2005, were MSEK 11 592 (9 989) in Q4. Operating profit reached MSEK 1 715 (1 353) corresponding to an operating margin of 14.8% (13.5). The return on capital employed during the 12 months to December 31, 2004, was approximately 24%.

Cash flow and investments

Cash flow from operations before changes in working capital reached MSEK 2 145 (1 719), corresponding to 17% (15) of Group revenues. Working capital increased MSEK 439 (228), primarily due to seasonal, large, payments of supplier credits. Total cash flow from operations reached MSEK 1 706 (1 491).

Cash flow from net investments was MSEK -389 (-287). Operating cash flow before acquisitions and dividends equalled MSEK 1 198 (1 292).

Net indebtedness

The Group's net indebtedness, defined as the difference between interest-bearing liabilities and liquid assets, amounted to MSEK 6 957 (7 613), of which MSEK 2 754 (1 792) was attributable to pension provisions. The debt/equity ratio, defined as net indebtedness divided by shareholders' equity, was 31% (36).

On a pro forma basis, including the proceeds from the electric tools divestment on January 3, net indebtedness was MSEK 2 252 and the debt/equity ratio 10%.

Employee benefits

As of January 1, 2004, the Group implemented the new Swedish accounting standard RR 29, Employee benefits, which is based on the International Accounting Standard IAS 19. The effect of this change has been charged directly to the opening balance of the shareholders' equity in accordance with RR 5, Accounting for changes in accounting principles. After final review in connection with full IFRS implementation, the negative one-time effect on equity, net of taxes, was MSEK 641. The gross effect on pension provisions was MSEK 1 067. This accounting change had no material net effect on the income statement.

These are accounting changes and the Group's obligations related to pension benefits and other employee benefits are consequently not affected.

Effects of IFRS implementation

As of January 1, 2005 the Group implements IFRS accounting standards. Please refer to page 16-19 for information regarding these changes.

Asbestos cases in the United States

As of December 31, 2004, Atlas Copco had 264 asbestos cases filed with a total of 27 410 individual claimants. It is important to note that none of these cases identifies a specific Atlas Copco product. In each case there are several defendants, on average 135 companies per case.

The Group dedicates substantial time and professional resources to monitor and follow each of these cases. Based on a continuous assessment of the actual exposure, the Group has not recorded any provisions related to these pending cases.

People

On December 31, 2004, the number of employees was 27 968 (25 958). For comparable units, the number of employees increased by 657 from December 31, 2003.

Excluding the electric tools business, the number of employees on December 31, 2004, was 25 015.

Distribution of shares

Share capital equaled MSEK 1 048 (1 048) at the end of the period, distributed as follows.

Class of share	Shares outstanding
A shares	139 899 016
B shares	69 703 168
Total	209 602 184

Compressor Technique

The Compressor Technique business area consists of five divisions in the following product areas: industrial compressors, portable compressors, generators, gas and process compressors, as well as specialty rental.

MSEK	October - December 2004	2003	Change %	January - December 2004	2003	Change %
Orders received	**4 381**	**4 035**	**+9**	18 337	16 480	+11
Revenues	**4 597**	**4 230**	**+9**	17 787	16 045	+11
Operating profit	**883**	**780**	**+13**	3 296	2 962	+11
- as a percentage of revenues	***19.2***	***18.4***		*18.5*	*18.5*	
Return on capital employed (12-month values), %	*67*	*67*				

- Order volume growth rate increased
- Strong growth in Europe and the Americas compensated for weaker China.
- Operating margin above 19%, in spite of continued unfavorable currency effects.

Orders and revenues

MSEK	October - December Orders Received	Revenues
2003	4 035	4 230
Structural change, %	+2	+2
Currency, %	-4	-4
Price, %	+2	+2
Volume, %	+9	+9
Total, %	+9	+9
2004	4 381	4 597

Geographic distribution of orders received

%, last 12 months	December 2004	December 2003
North America	12	13
South America	5	4
Europe	51	51
Africa/Middle East	7	6
Asia/Australia	25	26
	100	100

The strong demand continued in the quarter and order volume growth rate increased to 9%, from 7% in Q3.

Orders for stationary industrial compressors as well as the related aftermarket business continued to grow steadily in all regions. Standard oil-injected machines for a wide variety of industrial applications and customer segments recorded another quarter of double-digit volume growth. Sales of oil-free compressors, utilized in more specialized applications within, for example, the electronics, pharmaceutical, textile and food industries also increased, but at a more moderate pace. The strongest growth for industrial compressors by geographic regions was recorded in Europe and South America. In Asia, sales dropped slightly, compared to previous year, primarily a result of lower demand from large investment projects in China. Sales in North America and Africa/Middle East showed a positive development.

Orders for the gas and process compressor business were at approximately the same level as previous year, whilst recording a drop in sales in China. Good demand was noted in applications for the liquefied natural gas industry.

Orders for portable compressors grew significantly compared to previous year after a strong quarter in Europe and South America. The aftermarket for portable compressors continued to increase. Sales of generators also grew somewhat in the quarter.

The specialty rental business, primarily rental of portable air and power, had a strong quarter, partly due to the contribution from recently acquired companies Guimerá in Spain and Kolfor in Great Britain.

Operating profit increased 13% to MSEK 883 (780), corresponding to an operating margin of 19.2% (18.4). The improved margin was primarily due to the high revenue volume, increased prices and efficiency improvements. The unfavorable currency effect from a weak USD increased again in the quarter, affecting the margin with more than half a percentage point compared to previous year.

Return on capital employed (last 12 months) was 67% (67).



Rental Service

The Rental Service business area consists of one division in the equipment rental industry in North America, providing services to construction and industrial markets.

MSEK	October – December 2004	2003	Change %	January – December 2004	2003	Change %
Revenues	**2 553**	**2 519**	**+1**	10 402	10 414	0
Operating profit	**440**	**235**	**+87**	1 519	837	+81
- as a percentage of revenues	*17.2*	*9.3*		*14.6*	*8.0*	
Return on capital employed (12-month values), %	*10*	*5*				

- Slight market recovery supported 14% rise in rental revenue in USD.
- Strong pricing trend continued with 8% increase in rental rates.
- Profit margin improved significantly to 17% and return on operating capital reached 19%.

Revenues

MSEK	October – December Total Revenues	Rental Revenues
2003	2 519	1 880
Structural change, %	-3	0
Currency, %	-10	-10
Price, %	+6	+8
Volume, %	+8	+6
Total, %	+1	+4
2004	2 553	1 947

Geographic distribution of revenues

The Rental Service business area has all of its revenues in North America.

The slight recovery in activity in the important non-residential construction segment, that started earlier in the year, continued in the quarter at a rate of 3-4% compared to previous year. Total construction activity in the United States grew approximately 8% in the same period. Industrial activity, measured by capacity utilization, remained below 78%, in spite of an increase in output.

Total revenues increased 1%, to MSEK 2 553 (2 519), affected by a negative currency translation effect of 10%. Rental revenues, accounting for 76% of total revenues, increased 14% in USD, consisting of an increase in rental rates of 8% and increased volume of 6%. Same store rental revenue increased 17% and the total number of stores was 467 (483 at the end of December 2003). Sales of used equipment, representing 15% of total revenues, increased 33% in USD. Sales of merchandise, spare parts, and new equipment, accounting for the remaining 9% of total revenues were down 23% in USD, mainly due to the divestment of the non-core IAT distributor business in Texas.

Operating profit increased to MSEK 440 (235), corresponding to a margin of 17.2% (9.3). The sharp improvement in margin was again a combined effect of revenues, efficiencies, and costs. The high leverage effect from increased rental volume, the strong positive development of rental rates and somewhat lower operating costs all contributed to the increase in profit. Equipment maintenance cost increased following the volume increase and higher fleet utilization, while other operating costs benefited from the ongoing efficiency improvements as well as activities to contain cost. Profit margin before non-cash items such as depreciation and amortization (EBITDA) improved to 35% (28).

Return on total capital employed (past 12 months) was 10% (5) while the return on operating capital (excluding goodwill) increased to 19% (10).

Fleet utilization improved further and averaged 70% (64), the highest ever in a fourth quarter. Net investments in the fleet increased slightly compared to previous year, reflecting the recent volume growth for equipment rental, increased sales of used equipment, and the high fleet utilization level. At the end of the quarter, rental fleet at original cost was almost unchanged compared to previous year while fleet-on-rent increased 10%. Average fleet age was 3.3 years (3.7).

The operating cash flow continued to be positive, but at a lower level than the most recent quarters as a result of seasonally large payments to equipment suppliers.

Total number of employees at December 31, 2004, was 4 982 (5 243), down 5%.

Industrial Technique

The Industrial Technique business area consists of four divisions in the following product areas: professional electric tools, industrial power tools, and assembly systems.

MSEK	October - December 2004	2003	Change %	January - December 2004	2003	Change %
Orders received	**2 701**	**2 661**	+2	10 681	10 528	+1
Revenues	**2 729**	**2 783**	-2	10 508	10 526	0
Operating profit	**360**	**337**	+7	1 266	1 051	+20
- as a percentage of revenues	***13.2***	***12.1***		*12.0*	*10.0*	
Return on capital employed (12-month values), %	***19***	***15***				

- Double digit growth in all regions for industrial tools.
- Record operating profit margin, supported by favorable sales mix.
- The electric tools business divested on January 3, 2005, for a total price of MSEK 4 705.

Orders and revenues

MSEK	October – December Orders Received	Revenues
2003	2 661	2 783
Structural change, %	0	0
Currency, %	-5	-5
Price, %	+1	+1
Volume, %	+6	+2
Total, %	+2	-2
2004	2 701	2 729

Geographic distribution of orders received

%, last 12 months	December 2004	December 2003
North America	49	50
South America	1	1
Europe	41	40
Africa/Middle East	2	3
Asia/Australia	7	6
	100	100

Order intake for industrial tools and their aftermarket grew by 15%, excluding currency effects, supported by good demand from all major customer segments; the motor vehicle industry, the automotive aftermarket and the general industry. All geographic regions recorded double digit growth, with the strongest order intake in Asia and North America. In Europe, representing about half of industrial tool sales, the Nordic region, Germany and Eastern Europe had the best development, while sales in Italy and France declined somewhat.

Order volume for professional electric tools, primarily used for construction and installation work, was flat, while prices deteriorated marginally. Volumes grew modestly in North America, which represents two thirds of professional electric tool sales. Sales to industrial distributors and hardware stores were stable, while the home center channel increased. Demand in Europe was weak and order volumes decreased in most countries. Order volumes in the rest of the world increased significantly, with the exception of Australia. The order volume of accessories developed in line with the tools.

An agreement to acquire Scanrotor Global AB, Sweden, was signed in December and the acquisition was completed in January 2005. Scanrotor provides specialized tightening solutions for customers with safety critical assembly applications, primarily in the motor vehicle industry, and has annual sales of MSEK 71 and 33 employees.

Operating profit increased to MSEK 360 (337), corresponding to a record margin of 13.2% (12.1). The margin improved as a result of a favorable sales mix, production and purchase efficiency gains, and somewhat higher production capacity utilization.

Return on capital employed (last 12 months) improved to 19% (15).

Discontinued operation

On January 3, 2005, Atlas Copco Group finalized the divestment of its electric tool business to Techtronic Industries Co. Ltd. for a total price of MUSD 713 (MSEK 4 705 at SEK/USD 6.60).

The orders received for this business were MSEK 1 362 in Q4 and MSEK 5 501 in 2004. Revenues for Q4 and full year 2004 was MSEK 1 365 (previous year 1 484) and MSEK 5 462 (5 718), respectively. Operating profit, including goodwill amortization, was MSEK 93 (110) in Q4 and MSEK 362 (322) in 2004 and the return on capital employed was 7% (last 12 months).

Pro forma on industrial tools

Pro forma statements on the industrial tools business are available on page 20.



Construction and Mining Technique

The Construction and Mining Technique business area consists of seven divisions in the following product areas: drilling rigs, rock drilling tools, exploration equipment, construction tools, and loading equipment.

MSEK	October - December 2004	2003	Change %	January - December 2004	2003	Change %
Orders received	**3 574**	**1 967**	**+82**	11 177	7 980	+40
Revenues	**3 244**	**2 005**	**+62**	10 454	7 894	+32
Operating profit*	**344**	**175**	**+97**	1 051	675	+56
*- as a percentage of revenues**	***10.6***	***8.7***		*10.1*	*8.6*	
Return on capital employed (12-month values), %	**22**	**18**				

* Includes restructuring costs of MSEK 23 (15) for October – December and MSEK 58 (54) for January – December. Adjusted operating margins were 11.3% (9.5) and 10.6% (9.2), respectively.

- Order volumes up 32%, supported by continued strong demand from the mining industry.
- Good contribution from acquired companies.
- Operating margin up due to high revenue volume and efficiency improvements.

Orders and revenues

MSEK	October - December Orders Received	Revenues
2003	1 967	2 005
Structural change, %	+50	+42
Currency, %	-3	-3
Price, %	+3	+3
Volume, %	+32	+20
Total, %	+82	+62
2004	3 574	3 244

Geographic distribution of orders received

%, last 12 months	December 2004	December 2003
North America	23	16
South America	10	8
Europe	35	42
Africa/Middle East	12	15
Asia/Australia	20	19
	100	100

The strong demand from the mining industry continued. Volumes for comparable units increased significantly compared to previous year in all product areas. Sales of loading equipment, exploration equipment and drill rigs for underground and open pit mines were very strong. The development was favorable in most mining markets and very strong in Australia and North and South America. The recent acquisitions, primarily Ingersoll-Rand Drilling Solutions, contributed strongly to the order intake and revenues. The consumables and aftermarket business continued to have a solid development in most countries.

The order intake for construction related equipment was slightly positive overall, but showed large variations between regions. Sales of crawler drill rigs for surface applications and ground engineering equipment continued to grow, while orders for underground drill rigs for infrastructure projects were flat. The development was strong in North and South America and in Europe. China continued to have a negative impact from the various restrictions introduced, which contributed to a decrease in orders for comparable units in the region. Sales of light construction equipment improved and the aftermarket revenues continued to develop well.

The integration of the companies acquired in 2004 is progressing according to plan. The acquired Ingersoll-Rand Drilling Solutions business became a new division as from July 1. Drilling Solutions will focus on the large rotary drilling rigs for open pit mining applications and waterwell drilling. Its hydraulic crawler rigs will be transferred into the Surface Drilling Equipment division and its consumables to the Secoroc division during the first half of 2005.

In January 2005, agreements were signed to acquire Lifton Bulgaria EOOD and the business of Lifton Breaker A/S, Denmark. Lifton is a leading manufacturer of hydraulic handheld and mounted breaker equipment and has a turnover of approximately MSEK 55 and 141 employees.

Operating profit increased 97% to MSEK 344 (175). Excluding restructuring costs of MSEK 23 (15), the margin improved to 11.3% (9.5). The profit improvement was primarily a result of higher revenues, better prices and efficiency improvements. The unfavorable currency effect from a weak USD affected the margin with about 1 percentage point.

Return on capital employed (last 12 months) was 22% (18)



Previous near-term demand outlook
(Published October 22, 2004)

In North America, the non-residential construction sector is expected to improve and the demand from the manufacturing and process industries is foreseen to stay unchanged at the current favorable level. The overall demand in Western Europe is also expected to remain at the current level, while Eastern Europe still provides good opportunities for growth. The growth of demand in Asia is expected to continue, but at a slower rate compared to the most recent quarters.

Accounting principles
This interim report has been prepared in accordance with the Swedish Financial Accounting Standards Council's recommendation RR 20 Interim reports. RR 19 requires that detailed information is disclosed on so called discontinued operations. The professional electric tool business which was divested in January 2005 is not considered material in relation to the total Group. Consequently, only selective information on the business has been provided in this report.

As of January 1, 2004 the Group implemented the new Swedish accounting standard RR 29, Employee benefits. Other accounting principles are consistent with those stated in the 2003 Annual Report, note 1.

The Group amortizes goodwill derived from large, strategic acquisitions in the United States over 40 years. If a 20-year amortization period had been used consistently for these acquisitions, the equity to assets ratio would have been approximately 46% (reported 47) and earnings per share approximately SEK 5.38 (reported 5.69). As from January 1, 2005, following the new IFRS 3 accounting recommendation, goodwill will not be amortized, but will be subject to recurring impairment tests.

Parent Company
Profit after financial income and expense for Atlas Copco AB totaled MSEK 2 648 (2 454) in 2004. Net profit for the year, after appropriations and taxes, was MSEK 2 013 (2 049).

Nomination of board members of Atlas Copco AB for the Annual General Meeting 2005
In accordance with a decision taken at the Annual General Meeting of Atlas Copco AB on April 27, 2004, this is to announce the names of the representatives of four of the largest shareholders, who together with the Chairman of the Board, Sune Carlsson, will work out a proposal for a Board of Directors, to be submitted to the Annual General Meeting 2005 for decision.

Representatives:
Marcus Wallenberg, Investor AB, Sweden
Björn C. Andersson, SHB/SPP, Sweden
Tor Marthin, AMF Pension, Sweden
William af Sandeberg, Första AP-fonden, Sweden

Shareholders who wish to submit proposals of members of the Atlas Copco AB Board, please contact the Chairman of the Board on e-mail sune.carlsson@se.atlascopco.com, or fax +46-8-615 0026.

Annual General Meeting and Annual Report
Atlas Copco's Annual General Meeting will be held on April 27 at 17.00 at Aula Magna, Frescati, Stockholm, Sweden.

The Annual Report will be published on March 29 on the Group's homepage www.atlascopco-group.com, and it will be mailed to shareholders who have requested a printed copy. It is also available at Atlas Copco AB.

Stockholm, February 2, 2005

Atlas Copco AB
(publ)

Gunnar Brock
President and Chief Executive Officer



Income Statement

	3 months ended December 31		12 months ended December 31	
MSEK	2004	2003	2004	2003
Revenues	12 957	11 473	48 654	44 619
Cost of goods sold	-8 508	-7 833	-32 351	-30 640
Gross profit	**4 449**	**3 640**	**16 303**	**13 979**
Marketing expenses	- 1339	-1 179	-5 139	-4 764
Administrative expenses	-743	-697	-2 847	-2 787
Research and development costs	-276	-237	-1 016	-878
Goodwill amortization	-133	-113	-486	-463
Other income and expenses from operations	-150	49	-115	223
Operating profit	**1 808**	**1 463**	**6 700**	**5 310**
- as a percentage of revenues	*14.0*	*12.8*	*13.8*	*11.9*
Financial income and expenses	-4	-86	-320	-397
Profit after financial items	**1 804**	**1 377**	**6 380**	**4 913**
- as a percentage of revenues	*13.9*	*12.0*	*13.1*	*11.0*
Taxes	-610	-436	-2 112	-1 619
Minority interest	-2	-4	-14	-20
Net profit	**1 192**	**937**	**4 254**	**3 274**
Earnings per share, SEK (basic and diluted)	5.69	4.47	20.30	15.62
Average number of shares, millions	209.6	209.6	209.6	209.6
Key ratios				
Equity per share, period end, SEK			107	101
Return on capital employed before tax, 12 month values, %			21	17
Return on equity after tax, 12 month values, %			20	16
Debt/equity ratio, period end, %			31	36
Equity/assets ratio, period end, %			47	46
Number of employees, period end			27 968	25 958

Balance Sheet

MSEK	Dec. 31, 2004	Dec. 31, 2003
Intangible assets	10 984	11 276
Tangible assets		
Rental equipment	9 162	9 127
Other tangible assets	4 227	3 971
Financial assets	1 977	1 770
Fixed assets	**26 350**	**26 144**
Inventories	6 484	5 412
Receivables	11 462	10 128
Cash, bank, and short-term investments	2 926	4 178
Current assets	**20 872**	**19 718**
Total assets	**47 222**	**45 862**
Shareholders' equity	22 267	21 015
Minority interest	65	53
Provisions		
Interest-bearing provisions	2 754	1 792
Non-interest-bearing provisions	4 165	4 175
Long-term liabilities		
Interest-bearing liabilities	6 595	6 957
Non-interest-bearing liabilities	81	191
Current liabilities		
Interest-bearing liabilities	534	3 042
Non-interest-bearing liabilities	10 761	8 637
Total shareholders' equity and liabilities	**47 222**	**45 862**
Interest-bearing liabilities and provisions	*9 883*	*11 791*
Non-interest-bearing liabilities and provisions	*15 007*	*13 003*

Changes in Shareholders' Equity

MSEK	Jan.– Dec. 2004	Jan. – Dec. 2003
Opening balance	21 015	20 194
Change in accounting principle*	-641	
Restated opening balance	20 374	
Dividend to shareholders	-1 572	-1 205
Hedge for stock option plan	–	138
Unclaimed shares from bonus issue 1989	2	
Translation differences for the period	-791	-1 386
Net profit for the period	4 254	3 274
Closing balance	22 267	21 015

*Adoption of Employee benefits RR 29/IAS 19



Cash-flow statement

MSEK	October – December 2004	October – December 2003	January – December 2004	January – December 2003
Operations				
Operating profit	1 808	1 463	6 700	5 310
Depreciation and amortization*	869	798	3 375	3 313
Capital gain/loss and other non-cash items	-120	-147	-480	-332
Operating cash surplus	**2 557**	**2 114**	**9 595**	**8 291**
Net financial income/expense	-4	-86	-313	-397
Dividends from associated companies	–	–	1	1
Cash flow from other items	87	9	205	211
Taxes paid	-495	-318	-1 630	-1 307
Change in working capital	-439	-228	-143	863
Cash flow from operations	**1 706**	**1 491**	**7 715**	**7 662**
Investments				
Investments in rental equipment	-595	-383	-3 991	-2 681
Investments in property and machinery	-245	-215	-841	-724
Sale of rental equipment	548	430	1 941	1 506
Sale of property and machinery	50	68	164	170
Investments in intangible assets	-111	-80	-310	-313
Sale of intangible assets	0	0	2	2
Acquisition of subsidiaries	119	-88	-2 405	-770
Other investments, net**	-155	-19	-177	-13
Cash flow from investments	**-389**	**-287**	**-5 617**	**-2 823**
Financing				
Dividends paid	–	–	-1 575	-1 219
Unclaimed shares from bonus issue 1989	–	–	2	–
Change in interest-bearing liabilities	-688	179	-1 748	-676
Cash flow from financing	**-688**	**179**	**-3 321**	**-1 895**
Cash flow after financing	**629**	**1 383**	**-1 223**	**2 944**
Liquid funds				
Liquid funds at beginning of period	2 330	2 813	4 178	1 356
Cash flow after financing	629	1 383	-1 223	2 944
Exchange-rate difference in liquid funds	-33	-18	-29	-122
Liquid funds at end of period	**2 926**	**4 178**	**2 926**	**4 178**

* Depreciation and amortization				
Rental equipment	*465*	*460*	*1 917*	*1 960*
Property and machinery	*197*	*194*	*770*	*805*
Goodwill and other intangibles	*207*	*144*	*688*	*548*

** *of which to pension fund*	*12*	–	*-57*	–



Revenues by Business Area

MSEK	October–December 2002	October–December 2003	October–December 2004	January–December 2002	January–December 2003	January–December 2004
Compressor Technique	4 206	4 230	4 597	15 993	16 045	17 787
Rental Service	2 884	2 519	2 553	12 829	10 414	10 402
Industrial Technique	2 903	2 783	2 729	11 481	10 526	10 508
Construction and Mining T.	2 018	2 005	3 244	7 618	7 894	10 454
Eliminations	-62	-64	-166	-359	-260	-497
Atlas Copco Group	11 949	11 473	12 957	47 562	44 619	48 654

MSEK (by quarter)	2003 1	2003 2	2003 3	2003 4	2004 1	2004 2	2004 3	2004 4
Compressor Technique	3 721	3 972	4 122	4 230	4 116	4 549	4 525	4 597
Rental Service	2 495	2 607	2 793	2 519	2 344	2 669	2 836	2 553
Industrial Technique	2 422	2 631	2 690	2 783	2 446	2 650	2 683	2 729
Construction and Mining T.	1 811	2 003	2 075	2 005	2 024	2 359	2 827	3 244
Eliminations	-49	-65	-82	-64	-72	-148	-111	-166
Atlas Copco Group	10 400	11 148	11 598	11 473	10 858	12 079	12 760	12 957

Operating Profit by Business Area

MSEK	October–December 2002	October–December 2003	October–December 2004	January–December 2002*	January–December 2003	January–December 2004
Compressor Technique	809	780	883	3 005	2 962	3 296
As a percentage of revenues	*19.2*	*18.4*	*19.2*	*18.8*	*18.5*	*18.5*
Rental Service	179	235	440	686	837	1 519
As a percentage of revenues	*6.2*	*9.3*	*17.2*	*5.3*	*8.0*	*14.6*
Industrial Technique	319	337	360	1 050	1 051	1 266
As a percentage of revenues	*11.0*	*12.1*	*13.2*	*9.1*	*10.0*	*12.0*
Construction and Mining T.	112	175	344	680	675	1 051
As a percentage of revenues	*5.6*	*8.7*	*10.6*	*8.9*	*8.6*	*10.1*
Corporate	-37	-67	-212	-196	-234	-420
Eliminations	4	3	-7	36	19	-12
Operating profit	1 386	1 463	1 808	5 261	5 310	6 700
As a percentage of revenues	*11.6*	*12.8*	*14.0*	*11.1*	*11.9*	*13.8*
Financial income and expenses	-132	-86	-4	-780	-397	-320
Profit after financial items	1 254	1 377	1 804	4 481	4 913	6 380
As a percentage of revenues	*10.5*	*12.0*	*13.9*	*9.4*	*11.0*	*13.1*

* Excluding goodwill impairment charge.

MSEK (by quarter)	2003 1	2003 2	2003 3	2003 4	2004 1	2004 2	2004 3	2004 4
Compressor Technique	681	735	766	780	739	800	874	883
As a percentage of revenues	*18.3*	*18.5*	*18.6*	*18.4*	*18.0*	*17.6*	*19.3*	*19.2*
Rental Service	104	212	286	235	174	360	545	440
As a percentage of revenues	*4.2*	*8.1*	*10.2*	*9.3*	*7.4*	*13.5*	*19.2*	*17.2*
Industrial Technique	184	262	268	337	271	302	333	360
As a percentage of revenues	*7.6*	*10.0*	*10.0*	*12.1*	*11.1*	*11.4*	*12.4*	*13.2*
Construction and Mining T.	151	151	198	175	179	231	297	344
As a percentage of revenues	*8.3*	*7.5*	*9.5*	*8.7*	*8.8*	*9.8*	*10.5*	*10.6*
Corporate	-57	-57	-53	-67	-54	-77	-77	-212
Eliminations	9	3	4	3	3	-5	-3	-7
Operating profit	1 072	1 306	1 469	1 463	1 312	1 611	1 969	1 808
As a percentage of revenues	*10.3*	*11.7*	*12.7*	*12.8*	*12.1*	*13.3*	*15.4*	*14.0*
Financial income and expenses	-116	-94	-101	-86	-101	-93	-122	-4
Profit after financial items	956	1 212	1 368	1 377	1 211	1 518	1 847	1 804
As a percentage of revenues	*9.2*	*10.9*	*11.8*	*12.0*	*11.2*	*12.6*	*14.5*	*13.9*



Acquisitions and divestments 2003-2004

Date	Acquisitions	Divestments	Business area	Sales* MSEK	Number of employees*
2004 Nov. 1		IAT	Rental Service	375	90
2004 Sept. 30	Kolfor Plant		Compressor Technique	49	36
2004 Sept. 20	Rotex		Construction & Mining	73	16
2004 Sept. 14	Baker Hughes Mining Tools		Construction & Mining	300	176
2004 Aug. 23	QQPMC (joint venture)		Industrial Technique	50	80
2004 June 30	Ingersoll-Rand Drilling Solutions		Construction & Mining	2 200	950
2004 June 22	Guimerá		Compressor Technique	147	132
2003 Oct. 31	Shenyang Rock Drilling Machinery		Construction & Mining	110	220
2003 Oct. 1	Professional Diamond Drilling Equipment + Mining Drilling Services		Construction & Mining	90	60
2003 Aug. 8	Puska Pneumatic		Compressor Technique	100	25
2003 April 4	DreBo		Industrial Technique	230	160

* Annual revenues and number of employees at time of acquisition/divestment.

Financial targets

The overall objective for the Atlas Copco Group is to grow and to achieve a return on capital employed that will always exceed the Group's average cost of capital.

The current targets are:

- to have an annual revenue growth of 8%;
- to reach an operating margin of 15%; and
- to challenge and continuously improve the efficiency of operating capital in terms of fixed assets, stocks, receivables, and rental fleet utilization.

This will have the result that shareholder value is created and continuously increased.

Forward-looking statements

Some statements in this report are forward-looking, and the actual outcomes could be materially different. In addition to the factors explicitly discussed, other factors could have a material effect on the actual outcomes. Such factors include, but are not limited to, general business conditions, fluctuations in exchange rates and interest rates, political developments, the impact of competing products and their pricing, product development, commercialization and technological difficulties, interruptions in supply, and major customer credit losses.

Atlas Copco AB

Atlas Copco AB and its subsidiaries are sometimes referred to as the Atlas Copco Group, the Group or Atlas Copco. Atlas Copco AB is also sometimes referred to as Atlas Copco. Any mentioning of the Board of Directors or the Directors refers to the Board of Directors of Atlas Copco AB.



For further information

Atlas Copco AB
SE-105 23 Stockholm, Sweden
Phone: +46-8-743 8000, Fax: +46-8-644 9045
Internet: www.atlascopco-group.com
Corp. id. no: 556014-2720

Analysts

Mattias Olsson, Investor Relations Manager, Phone: +46 8 743 8291, Mobile: +46 70 518 8291 ir@se.atlascopco.com

Media

Annika Berglund, Senior Vice President Group Communications, Phone: +46 8 743 8070, Mobile: +46 70 322 8070

Conference call

A conference call to comment on the results will be held at 3:00 PM CET / 9:00 AM EST, on February 2, 2005. The dial-in number is +44 (0)20 7784 1014.

To help ensure that the conference call begins in a timely manner, please dial in 5-10 minutes prior to the scheduled start time.

The conference call will be broadcasted live via the Internet. Please see the Investor Relations section of our website for link, presentation material, and further details: www.atlascopco-group.com/ir

A recording of the conference call will be available for 2 days on +44 (0) 20 7984 7578 with access code 4497807#.

Interim report at March 31, 2005

The first quarter report will be published on April 27, 2005



Adoption of International Financial Reporting Standards

As of January 1, 2005, the consolidated accounts of the Atlas Copco group will be prepared in accordance with International Financial Reporting Standards (IFRS), which have been endorsed by the European Commission. The Interim Report for the three months ended March 31, 2005 will be the first report which Atlas Copco presents in accordance with IFRS. Prior to the issuance of that report, Atlas Copco has prepared financial statements in accordance with standards and interpretations issued by the Swedish Financial Accounting Standards Council.

Atlas Copco will restate historical financial information as from January 1, 2004 in order to provide comparative information for the corresponding periods in the 2005 interim and annual reports. Financial information for periods prior to January 1, 2004 will not be restated. The preliminary effect of the restatements on the balance sheets as per January 1, March 31, June 30, September 30 and December 31, 2004 together with the effect of restatement of earnings for each quarter of 2004 will be presented latest at the same time as the release of the March 31, 2005 Interim Report.

The following tables summarize the preliminary effects of the adoption of International Financial Reporting Standards (IFRS) on the earnings for the year ended December 31, 2004 and the financial position of the Group as of January 1, 2004 and December 31, 2004.

MSEK	2004 according to IFRS	2004 according to prior principles	Effect of IFRS implementation
Operating profit	7 137	6 700	437
- as a percentage of revenues	*14.7*	*13.8*	*0.9*
Profit for the year	4 691	4 254	437
Earnings per share (SEK)	22.38	20.30	2.08

MSEK	According to IFRS	According to prior principles	Effect of IFRS implementation
January 1, 2004			
Shareholders' equity	20 318	20 374	-56
December 31, 2004			
Shareholders' equity	22 618	22 267	351
Equity per share (SEK)	108	107	1
Equity/assets ratio	47	47	0

- The most significant effect on the profit and shareholders' equity of the adoption of IFRS is that the amortization for goodwill is not being recorded.

Atlas Copco's IFRS Project

Activities related to the Group's project for the adoption of IFRS which were described in the 2003 Annual Report were increased during 2004. Guidelines for the Group's financial reporting were developed and the effects of the adoption of the new standards have been assessed and quantified. Personnel concerned have been informed on an ongoing basis of the new reporting standards. Group management, the audit committee and Board of Directors have been kept informed on the progress of the project.

First time adoption of IFRS

The criterion for the adoption of the new accounting standards is included in IFRS 1 (First-time Adoption of International Financial Reporting Standards). The net effect of the adoption of IFRS is reported as an adjustment to shareholders' equity. Companies are generally required to retroactively comply with all IFRS and IAS standards which have become effective and are approved by the European Commission as of December 31, 2005. In IFRS 1 there are certain exceptions, which offers the companies choice.

The International Accounting Standards Board (IASB), the organization which issues the IFRS and IAS standards has stated that no further standards which require adoption effective for 2004 and 2005 will be issued. New standards and interpretations may, however, be issued in 2005 which Atlas Copco may choose to adopt retroactively. IFRS standards have changed extensively during 2004 and as such new interpretations of the standards may be forthcoming before the 2005 Annual Report is issued.



The following sections include information describing the most significant changes on the adoption of IFRS as well as information on those standards where Atlas Copco has elected not to apply a complete retroactive application of the standard. The preliminary quantified effects of these changes are also presented for the financial position as of January 1, 2004 and December 31, 2004 and the net earnings for the year 2004.

Share-based payments

Atlas Copco has issued employee stock options and share appreciation rights which have defined vesting periods. In connection with this program, the Group has entered into agreements with banks, which hedge the Group from the negative effects on earnings which otherwise is caused by increase in the price of the Atlas Copco share. At the end of the option term, the company reimburses the banks for losses if the share price is lower than the bank's acquisition cost. Provisions for risk for losses have been reported directly to shareholders' equity. Before the adoption of IFRS, Atlas Copco has accounted for the net expense, after settlement with the banks, of payments for the option program as employee expenses. Upon the adoption of IFRS, the accounting for the share-based payments must comply with IFRS 2 (Share-based Payments). In accordance with this standard, such benefits are required to be classified as cash-settled transactions or equity-settled transactions. Atlas Copco's share appreciation rights are classified as cash-settled transactions while the employee stock options are classified as equity-settled.

Cash-settled transactions are measured at fair value in current earnings and recognized over the vesting period. The fair value is re-measured at each balance sheet date during the period. A provision is successively recorded which will be equal to the fair value of the share appreciation right at the end of the vesting period. From the vesting period until the date the option is exercised or expires, the changes in fair value are also included in current earnings.

For equity-settled payment transactions, the fair value of the instrument is recognized over the vesting period. The cost of the option is reported directly in equity.

Provisions for social fees are recorded for both types of instruments and are classified as personnel costs.

The effect of the adoption of IFRS 2 has increased expenses for 2004 by MSEK 14, net of related deferred taxes. Shareholders' equity as of January 1, 2004, and December 31, 2004, has decreased by MSEK 25 and MSEK 35 respectively, for provisions related to cash-settled benefits.

The agreements which was entered into with banks to eliminate the negative effect on earnings of increases in the company's share price does not fulfill the criteria for accounting as a hedge in accordance with IAS 39. Upon the adoption of IAS 39 as of January 1, 2005, this derivative instrument will be measured at fair value and recorded as an increase of shareholders' equity by MSEK 90, net of deferred taxes. Subsequent changes in fair value will be included in current earnings.

Business combinations and goodwill

In accordance with IFRS 3 (Business Combinations) goodwill is not to be amortized but the acquirer shall test it for impairment on an annual basis at a minimum or more frequently if events or changes indicate that it might be impaired. Additionally, a more comprehensive allocation of intangible assets is required in a business combination. Provisions for restructuring costs as a part of the acquisition cost are not allowed. As a result, restructuring costs in connection to acquisitions will be included in the earnings of the acquiring company.

As per the provisions of IFRS 1, Atlas Copco has elected not to restate acquisitions of subsidiaries and associated companies made before January 1, 2004, in accordance with IFRS 3. Intangible assets which have been accounted for as goodwill, but meet the criteria for separate recognition, have, however, been reclassified to other intangible assets. Goodwill for acquisitions before January 1, 2004, will be accounted for at the net book value as of December 31, 2003 adjusted for the reclassifications mentioned previously. Acquisitions within the Atlas Copco Group as from January 1, 2004 have in the IFRS statements been accounted for in accordance with IFRS 3.

The earnings for 2004 in accordance with IFRS do not include amortization of goodwill. No significant indications of impairment of goodwill have been found by tests performed in accordance with IFRS. Of the net value of goodwill of MSEK 10 672 as of December 31, 2003, an amount of MSEK 124 was reclassified to other intangible assets in the restated balance sheet as of January 1, 2004. Other intangible assets, net, increased by MSEK 89, since certain assets which were reclassified were assigned a shorter estimated useful life than goodwill. The difference, net after deferred taxes, of MSEK 24 has been recorded directly to equity. In the balance sheet as of December 31, 2004, goodwill is increased by MSEK 196, other intangible assets by MSEK 174 and equity by MSEK 386, including the effects of application of IFRS 3 for acquisitions during 2004, reclassifications from